Citigroup Funding Inc.
Pricing Sheet No. 2012-MTNDG0292 dated September 27, 2012 relating to
Preliminary Pricing Supplement No. 2012-MTNDG0292 dated September 6, 2012
Registration Statements Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
310,000 Market-Linked Notes Based on the Value of the S&P 500® Index due September 27, 2018
PRICING TERMS – SEPTEMBER 27, 2012
Issuer:	Citigroup Funding Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.
Aggregate principal amount:	$3,100,000
Principal amount:	$10 per note
Issue price:	$10 per note (See “Underwriting fee and issue price” below)
Pricing date:	September 27, 2012
Original issue date:	October 2, 2012
Valuation dates:
The 27th of December, March, June and September of each year, starting on December 27, 2012, except that the final valuation date will be September 24, 2018.  Each valuation date is subject to postponement for non-underlying index business days and certain market disruption events.

Maturity date:	September 27, 2018
Underlying index:	S&P 500® Index
Payment at maturity:	For each note, $10 principal amount per note, plus the note return amount, which may be zero or positive
Note return amount:	• If the average index return percentage is greater than zero: $10 × the average index return percentage • If the average index return percentage is less than or equal to zero: $0
Average index return percentage:	The arithmetic average of the interim index return percentages, as measured on each of the valuation dates
Interim index return percentage:	On each valuation date: (ending index value – initial index value) / initial index value
Initial index value:	1,447.15, the closing value of the underlying index on the pricing date
Ending index value:	The closing value of the underlying index on the relevant valuation date
CUSIP / ISIN:	17318Q574 / US17318Q5743
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them until maturity.
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per note	$10.00	$0.35	$9.65
Total	$3,100,000	$108,500	$2,991,500
(1) Subject to reduction for volume purchase discounts for a particular investor depending on the aggregate amount of notes purchased by that investor. You should refer to “Syndicate Information” in the related preliminary pricing supplement for more information.
(2) For additional information on the distribution of the notes, see “General Information—Fees and selling concessions” and “General Information—Supplemental information regarding plan of distribution; conflicts of interest:” in the related preliminary pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing the offering and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement filed on September 6, 2012: http://www.sec.gov/Archives/edgar/data/831001/000095010312004630/dp32714_424b2-0292.htm
Product Supplement filed on July 13, 2011: http://www.sec.gov/Archives/edgar/data/831001/000119312511187654/d424b2.htm
Underlying Supplement No. 1 filed on May 23, 2012: http://www.sec.gov/Archives/edgar/data/831001/000095010312002745/dp30789_424b2-us1.htm
Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-172554 and 333-172554-01) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the accompanying product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.